Robot Consulting Co., Ltd.

June 26, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Robert Littlepage
Mitchell Austin
Larry Spirgel

Re:	Robot Consulting Co., Ltd.
Registration Statement on Form F-1, as Amended
Initially Filed on February 12, 2025
File No. 333-284875

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Robot Consulting Co., Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on June 30, 2025, or as soon thereafter as practicable.

Very truly yours,

Robot Consulting Co., Ltd.

By:	/s/ Hidetoshi Yokoyama
Name:	Hidetoshi Yokoyama
Title:	Representative Director and Chairman